SEC MAIL PROCESSING SECTION
RECEIVED
FEB 25 2011
WASH, D.C.
211

11017485

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67874

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/10** (MM/DD/YY) AND ENDING **12/31/10** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SUPERFUND USA, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

489 Fifth Avenue
(No. and Street)

New York	**New York**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Heather Kelly	**(212) 750 - 6300**
(Name)	(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Heather Kelly**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Superfund USA, Inc.**, as of **December 31, 2010**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Heather Kelly
Signature

President
Title

Subscribed and sworn to before me this

24th day of February, 2011

"OFFICIAL SEAL"
ALAN R. JURASKA
Notary Public, State of Illinois
My Commission Expires 08/20/12

Notary Public

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or Control Requirements for Brokers and DealersUnder Rule 15c3-3.
[X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audit and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[X] (m) A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[X] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

**** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

SUPERFUND USA, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2010

R&J

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Superfund USA, Inc.

We have audited the accompanying statement of financial condition of Superfund USA, Inc. (the "Company") as of December 31, 2010, and the related statement of operations, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Superfund USA, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 15, 2011

SUPERFUND USA, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

Cash	$	849,331
Receivable from affiliate		254,280
Prepaid expenses		1,681
Other assets		31,140
Goodwill		15,000
Furniture and equipment (net of accumulated depreciation of $164,532)		65,824
	$	1,217,256

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities		
Commissions and salaries payable	$	192,635
Accounts payable and accrued expenses		86,683
		279,318
Shareholders' equity		
Common Stock, $.01 par value; 200 shares authorized, 111 shares issued and outstanding		1
Additional paid-in capital		12,812,898
Retained earnings (Deficit)		(11,874,961)
		937,938
	$	1,217,256

See accompanying notes.

SUPERFUND USA, INC.

STATEMENT OF OPERATIONS
Year ended December 31, 2010

Revenues		
Commission income	$	2,487,653
Interest		3,496
Other		571
		2,491,720
Expenses		
Commissions, brokerage and regulatory fees		2,012,200
Employee compensation and benefits		2,610,027
Occupancy		1,004,039
Office and communications		323,968
Professional fees		259,661
Advertising and marketing		61,558
Other operating expenses		111,693
		6,383,146
Net (loss)	$	(3,891,426)

See accompanying notes.

SUPERFUND USA, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Year ended December 31, 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Shareholders' Equity
Balance, January 1, 2010	$ 1	$ 10,542,898	$ (7,983,535)	$ 2,559,364
Shareholders' contributions		2,270,000		2,270,000
Net (loss)			(3,891,426)	(3,891,426)
Balance, December 31, 2010	$ 1	$ 12,812,898	$ (11,874,961)	$ 937,938

See accompanying notes.

SUPERFUND USA, INC.

STATEMENT OF CASH FLOWS
Year ended December 31, 2010

Operating activities		
Net (loss)	$	(3,891,426)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		44,665
Changes in operating assets:		
Receivable from affiliates		(65,001)
Prepaid expenses		79,670
Changes in operating liabilities:		
Commissions and salaries payable		18,937
Accounts payable and accrued expenses		(260,104)
Net Cash Used in Operating Activities		(4,073,259)
Investing activities		
Purchase of fixed assets		(14,044)
Net Cash Used in Investing Activities		(14,044)
Financing activities		
Shareholders' capital contributions		2,270,000
Net Cash Provided by Financing Activities		2,270,000
Net decrease in cash		(1,817,303)
Cash, beginning of year		2,666,634
Cash, end of year	$	849,331

See accompanying notes.

SUPERFUND USA, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2010

---

1. Organization and Business

Superfund USA, Inc. (the "Company") was incorporated in the State of New York on May 31, 2006. The Company is registered as a broker-dealer ("BD") in securities under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is primarily engaged in offering services related to the sales and marketing of interests in various funds.

2. Summary of Significant Accounting Policies

The Hierarchy of GAAP

In June 2009, the Financial Accounting Standards Board ("FASB") established the FASB Accounting Standards Codification ("ASC") as the single source of authoritative accounting principles recognized by the FASB in the preparation of financial statements in conformity with Generally Accepted Accounting Principles ("GAAP"). The codification supersedes existing non-grandfathered, non-SEC accounting and reporting standards. The codification did not change GAAP but rather organized it into a hierarchy where all guidance within the codification carries an equal level of authority. The codification became effective for periods after September 15, 2009 and the Company adopted the ASC for the fiscal the year beginning January 1, 2010. The codification did not have a material effect on the Company's results of operations and financial condition.

Revenue Recognition

Commission income and related expenses are recorded on the accrual basis.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in connection with the Company's purchase of BD business from Superfund Asset Management, Inc. ("SAM") in November 2008. The Company's policy is to review goodwill for impairment on an annual basis. Management has determined that goodwill has not been impaired for the year ending December 31, 2010.

Income Taxes

Deferred income taxes are recorded to reflect the future tax consequences of difference between the carrying value of assets and liabilities for income tax and financial reporting purposes, and for the benefits of tax credit and loss carryforwards. The amounts of any future tax benefits are reduced by a valuation allowance to the extent such benefits are not expected to be fully realized.

The Company has adopted FASB ASC topic 740, which provides guidance regarding how uncertain income tax positions should be recognized, measured, presented, and disclosed in the financial statements. FASB ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FASB ASC 740 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

2. Summary of Significant Accounting Policies, Continued

Income Taxes, Continued

The Company continues to evaluate uncertain tax positions, if any, and income tax contingencies under FASB ASC topic 450 Accounting for Contingencies. FASB ASC 450 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management believes the impact of FASB ASC 740 on its financial position and results of operations will have no material impact on its financial statements.

Depreciation

Furniture and equipment is depreciated over the estimated useful lives of the assets using the straight line method. Depreciation expense for the year ended December 31, 2010 amounted to $44,665.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Fair Value Disclosure

The Company has adopted FASB ASC topic 820, which requires, among other things, enhanced disclosures about investments that are measured and reported at fair value. FASB ASC topic 820 establishes a hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs - quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs - other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

Level 3 Inputs - unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation

At December 31, 2010 the Company had no assets or liabilities that were required to be disclosed according to FASB ASC topic 820.

4. Related-Party Transactions

The Company shares certain expenditures, receives certain services, and collects payments on behalf of related companies.

The majority shareholder of the Company is also the sole shareholder of Superfund Capital Management, Inc., the general partner of Superfund Green L.P. ("Green") and Superfund Gold, L.P. ("Gold"). Green and Gold trade speculatively in the United States of America and in Global commodity futures markets. The company has selling agent agreements to act as the exclusive marketing agent for Green and Gold. At December 31, 2010, the Company had receivables from Green and Gold totaling approximately $220,000 and $32,000, respectively.

On October 8, 2010, SAM, an affiliate through common ownership, purchased 11 shares of common stock of the Company for $1,270,000. The amount paid for the common stock over par value was booked as additional paid-in capital. The shares were purchased for investment purposes and the agreement restricted the future sale of the acquired stock.

5. Commitments

The Company conducts its operations in leased office facilities and annual rentals are charged to current operations. The leases are subject to escalation clauses based on the operating expenses of the lessors. Rent expense for the year ended December 31, 2010 totaled approximately $1,004,000.

The approximate minimum annual rental commitments under non-cancelable operating leases are as follows:

Year Ending December 31,	Amount
2011	945,000
2012	892,000
2013	851,000
August 31, 2014	578,000
	$ 3,266,000

6. Concentration of Credit Risk

At December 31, 2010, a significant credit concentration consisted of cash deposited in one bank. The balances exceeded federally insured limits by approximately $600,000, which represents approximately 70% of the Company's equity. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), and has elected to use the basic method as permitted by this rule. Under this rule, the Company is required to maintain "net capital" equal to $25,000.

At December 31, 2010 the Company had net capital and net capital requirements of $570,013 and $25,000, respectively.

8. Income Taxes

At December 31, 2010, the Company had net operating loss carryforwards, arising from continuing operations, of approximately, $11,700,000. The net operating loss carryforwards, if not utilized, will expire in the years 2026 through 2030.

SUPPLEMENTAL SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **SUPERFUND USA, INC.** as of **December 31, 2010**

COMPUTATION OF NET CAPITAL

1.	Total ownership (from Statement of Financial Condition-Item 1800)					$ 937,938	[3480]
2.	Deduct: Ownership equity not allowable for net capital						[3490]
3.	Total ownership equity qualified for net capital					$ 937,938	[3500]
4.	Add:						
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					$ -	[3520]
	B. Other (deductions) or allowable subordinated liabilities						[3525]
5.	Total capital and allowable subordinated liabilities					$ 937,938	[3530]
6.	Deductions and/or charges:						
	A. Total non-allowable assets from Statement of Financial Condition (Note B and C) (See detail below)			$ 367,925	[3540]		
	1. Additional charges for customers' and non-customers' security accounts				[3550]		
	2. Additional charges for customers' and non-customers' commodity accounts				[3560]		
	B. Aged fail-to-deliver				[3570]		
	1. Number of items		[3450]				
	C. Aged short security differences- less reserved of		[3460]		[3580]		
	2. Number of items		[3470]				
	D. Secured demand note deficiency				[3590]		
	E. Commodity futures contract and spot commodities proprietary capital charges				[3600]		
	F. Other deductions and/or charges				[3610]		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7)and (c)(2)(x)				[3615]		
	H. Total deduction and/or charges					$ (367,925)	[3620]
7.	Other additions and/or allowable credits (List)						[3630]
8.	Net Capital before haircuts on securities positions					$ 570,013	[3640]
9.	Haircuts on securities (computed, where applicable pursuant to 15c3-1(f)):						
	A. Contractual securities commitments				[3660]		
	B. Subordinated securities borrowings				[3670]		
	C. Trading and Investment securities						
	1. Bankers' acceptance, certificates of deposit, and commercial paper				[3680]		
	2. U.S. and Canadian government obligations				[3690]		
	3. State and municipal government obligations				[3700]		
	4. Corporate obligations				[3710]		
	5. Stocks and warrants				[3720]		
	6. Options				[3730]		
	7. Arbitrage				[3732]		
	8. Other securities				[3734]		
	D. Undue concentration				[3650]		
	E. Other (List)				[3736]	$	[3740]
10.	Net Capital					$ 570,013 OMIT PENNIES	[3750]

Non-Allowable Assets (line 6.A):

Receivable from affiliate	$ 254,280
Prepaid expenses	1,681
Other assets and goodwill	46,140
Fixed assets	65,824
	$ 367,925

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **SUPERFUND USA, INC.** as of **December 31, 2010**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)			$ 18,621	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 25,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)			$ 25,000	[3760]
14.	Excess net capital (line 10 less 13)			$ 545,013	[3770]
15.	Net capital less greater of 10% of line 19 or 120% of line 12			$ 540,013	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 279,318	[3790]
17.	Add:				
	A. Drafts for immediate credit		[3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]		
	C. Other unrecorded amounts (List)		[3820]		[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))				[3838]
19.	Total aggregate indebtedness			$ 279,318	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 – by line 10)			% 49	[3850]
21.	Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19- by line 10 less item 4880 page 11)			0	[3853]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits	0	[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	[3880]
24.	Net capital requirement (greater of line 22 or 23)	$	[3760]
25.	Excess net capital (line 10 less 24)	$	[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)		[3851]
27.	Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880, page 11 ÷ by line 17 page 8)		[3854]
28.	Net capital in excess of: 5% of combined aggregate debit items or $300,000	$ - -	[3920]

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital		[3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternative method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of Partnerships in exchanges contributed for use of company (contra to item 1740) and Shareholders' securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SUPERFUND USA, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 December 31, 2010

The Company did not handle any customer cash or securities during the year ended December 31, 2010 and does not have any customer accounts.

SUPERFUND USA, INC.

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 December 31, 2010

The Company did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2010 and does not have any PAIB accounts.

SUPERFUND USA, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 December 31, 2010

The Company did not handle any customer cash or securities during the year ended December 31, 2010 and does not have any customer accounts.

R&J

RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Shareholders of
Superfund USA, Inc.

In planning and performing our audit of the financial statements of Superfund USA, Inc. (the "Company") for the year ended December 31, 2010, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17A-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

R&J

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 15, 2011

R&J

RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Shareholders of
Superfund USA, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures listed below with respect to the accompanying Schedule of Assessment and Payments for the General Assessment Reconciliation ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Superfund USA, Inc. (the "Company") and the Securities and Exchange Commission, SIPC, and Financial Industry Regulatory Authority solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts of the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and work papers supporting the adjustments, noting no differences; and

5. Compared the amount of the overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

February 22, 2011

SUPERFUND USA, INC.

Schedule of Assessment and Payments
Form SIPC 7
Year ended December 31, 2010

		Amount	Payment Date
SIPC 7 annual general assessment	$	1,329	
SIPC 6 interest paid		102	
Total annual assessment and interest		1,431	
SIPC 6 payment		3,112	9/30/2010
Total payments		3,112	
Overpayment carried to next year	$	1,681	